TROUTMAN SANDERS LLP
Attorneys at Law
Bank of America Plaza
600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308-2216
404.885.3000 telephone
404.885.3900 facsimile
troutmansanders.com

May 18, 2012

BY EDGAR AND FEDEX

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             JTH Holding, Inc.
Form 10-12G
Filed April 18, 2012
File No. 000-54660

Dear Mr. Spirgel:

On behalf of JTH Holding, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated May 10, 2012.  For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the above-referenced Registration Statement on Form 10 (the “Registration Statement”) with the Commission on EDGAR, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 1 to the Registration Statement, which has been marked to indicate the changes from the Registration Statement, as filed with the Commission on April 18, 2012.

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Registration Statement. All responses provided herein are based solely on information provided by the Company.

ATLANTA    CHICAGO    HONG KONG    NEW YORK    NEWARK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

General

1.                                       Because you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise:

•                                          To describe how and when a company may lose emerging growth company status;

•                                          To describe briefly the various exemptions that are available to you such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                                          To state your election under Section 107(b) of the JOBS Act:

•                                          If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                                          If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Response to Comment 1:

In response to the Staff’s comment, the Company has added a reference to its status as an emerging growth company on page 3 of the Registration Statement, and has added on pages 38, 39 and 41 an additional risk factor, as well as additional risk factor language to the existing risk factors, addressing this comment. On page 65 of the Registration Statement, the Company has noted its election to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act and added a statement about the comparability of its future financial statements. The Company has also included similar language in the financial statements on page F-43.

2.                                       Please note that the Form 10 goes effective, by lapse of time, 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response to Comment 2:

The Company acknowledges the process by which the Form 10 may go effective, and its future reporting requirements under the Exchange Act.

Liquidity and Capital Resources, page 52

Operating Cash Flow Needs, page 58

3.                                       We note that as of January 31, 2012 you accrued a liability of $1.3 million relating to anticipated losses on ICA loans made during the 2012 tax season as of that date.  Considering that this accrual only relates to your obligation to repurchase ICA loans made through January 31, 2012 and that the tax season primarily extends through your entire fourth quarter, revise to disclose any known and anticipated trends, demands, commitments, events, or uncertainties reasonably likely to materially increase or decrease liquidity with respect to these guarantees or any other third party obligations.

Response to Comment 3:

On page 55 of the Registration Statement, the Company has replaced the disclosure about its accrued liability at January 31, 2012 with updated disclosure with respect to the liability related to ICA loans as of April 30, 2012. The amount accrued as of January 31, 2012 reflected a full accrual of the fee income associated with ICA loans originated as of that date, but because the Company does not expect the losses from the guaranty of this loan product to exceed the fee income associated with the product, the Company has not added disclosure elsewhere in the Registration Statement to highlight a particular trend or uncertainty, or any liquidity issue associated with this obligation.

Item 6. Executive Compensation, page 75

4.                                      Please provide your executive compensation disclosure for fiscal 2012.

Response to Comment 4:

Throughout the executive compensation section of the Registration Statement, the Company has added disclosure updating compensation information to include information for the recently completed fiscal year ended April 30, 2012. However, as noted in the updated disclosure, the bonus amounts payable with respect to fiscal 2012 to the named executive officers are not expected to be finalized until June 2012, contemporaneously with the completion of the Company’s financial statements for that year. The Company has disclosed this information on pages 80, 94 and 95 of the Registration Statement, but has added additional disclosure related to the manner of calculation of the 2012 bonuses, and has also retained, for comparison purposes, information about the calculation and awarding of the 2011 bonuses to the named executive officers.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) for the three and nine months ended January 31, 2012 and 2011

Note 1 - Organization and Significant Accounting Policies, page F-41

5.                                       We note that your total revenues increased by 18% in the first nine months of fiscal 2012, primarily due to a 69% increase in financial products revenue.  You state that the increase in financial product revenue occurred primarily because you offered your own ERCs and ICAs in more offices in the first nine months of fiscal 2012 compared to the first nine months of fiscal 2011.  To help us better understand this revenue stream; please describe for us how the ERC and ICA products function for all parties, including you, your subsidiary JTH Financing, your franchisee, the non-bank lender and the customer.  Describe your involvement in the design and underwriting of the loans, how the cash flows for these transaction, how you earn revenue from these products, and any guarantee obligations.  It would be helpful if you could provide us with a typical example and the related accounting entries.

Response to Comment 5:

The disproportionate increase in financial products revenue is attributable largely to the Company’s decision to move some financial product originations away from third party providers, and to utilize the Company’s subsidiary, JTH Financial, for these originations. This change reflects a variety of changes in the industry over the last several years, including the reduction of the number of third party financial product providers as federal regulatory authorities began to question the continued offering of loan products by federally regulated banks. As that shift in loan products occurred, the primary bank remaining in the RAL business, Republic Bank & Trust (“Republic”) eliminated its prior practice of sharing fee income associated with both loan and non-loan products with its contractual partners, including the Company. Over the last two years, the Company has moved more financial product originations into its subsidiary, for three reasons. First, the Company wishes to ensure that it is less dependent on a single source of financial products for the products it believes it needs to make available to its customers. Second, the Company is facilitating the origination of its ICA loan product through partnerships with non-bank providers because under Republic’s settlement agreement with the FDIC, Republic may no longer offer RALs after the conclusion of the just completed tax season. Third, because the Company is no longer dependent upon Republic for RALs, the Company has been able to originate a greater proportion of its ERC products through its subsidiary, and retain some of the fee income associated with these products, which when originated through Republic is retained entirely by Republic. Of course, the Company also incurs greater expenses in connection with the administration of a financial products program. The Company has added some additional language on pages 45 and 47 of “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operation” to highlight the trend involved in its shift in financial product originations.

6.                                       We note that you offer new and existing franchisees an option to acquire new franchises under a “zero franchise fee” alternative.  Please revise your accounting policy to address how your new “zero franchise fee” program affects revenue recognition.

Response to Comment 6:

In accordance with the guidance in ASC 952-605-25-4 and 952-340-25-1 and 2, the Company recognizes revenue related to its “zero franchise fee” program as follows:

No franchise fee revenue is recognized related to a franchisee acquiring a zero franchise fee territory.  The 25% royalty is recognized as revenue as the fees are earned and become receivable from the franchise (i.e. as a franchise territory generates sales) and the direct (incremental) costs relating the franchise sales for which revenue has not been recognized are deferred until the related revenue is recognized.

In response to the Staff’s comment, the Company has added additional disclosure on pages 63, F-41 and F-42 of the Registration Statement to reflect the fact that it does not recognize any franchise fee revenue related to a franchisee acquiring a zero franchise fee territory.

7.                                       We note that you incurred a $1.7 million and a $1.6 million increase during the three and nine month period ended January 31, 2012, respectively, in fees associated with providing financial products and expenses related to your obligation to purchase from the lender any ICA more than 60 days past due.  Please tell us how you determined the amount of the liability at January 31, 2012 and revise to provide all of the disclosures required by ASC 460-10-50.

Response to Comment 7:

The Company determines the amount of the liability to purchase ICA loans taking into consideration ICAs past due, repayment trends, underwriting criteria, approval rates and its fee income associated with ICAs. At January 31, 2012, the Company recorded a liability of $1.3 million, based upon its limited loss history with similar products in the prior year.  This  amount approximated the amount of fee revenue recorded during the period. During January 2012, the lender made $32.9 million of ICAs of which $24.0 million was outstanding at January 31, 2012.  As of April 30, 2012 the Company incurred a total liability of $1.1 million related to purchasing ICA loans, which represented 2.4% of the ICA loans made during the 2012 tax season.  Through April 30, 2012, the lender made $46.0 million of ICAs, of which $1.1 million was outstanding at April 30, 2012.

The Company has added the requested disclosure required by ASC 460-10-50 on page F-57 of the Registration Statement.

*         *         *

In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W. Ghegan
David W. Ghegan

cc:	James J. Wheaton
General Counsel, Vice President of Legal and Governmental Affairs
JTH Holding, Inc.